EXHIBIT 99.1

FOR IMMEDIATE RELEASE
CHARMING SHOPPES REPORTS RECORD FIRST QUARTER
NET INCOME OF $32.1 MILLION;
PROVIDES QUARTERLY EARNINGS OUTLOOK;
REAFFIRMS EARNINGS OUTLOOK FOR FISCAL YEAR 2007

Bensalem, PA, May 17, 2006 - Charming Shoppes, Inc. (NASDAQ:CHRS) a leading multi-brand, multi-channel specialty apparel retailer specializing in women's plus-size apparel, today reported sales and record earnings for the first quarter ended April 29, 2006. The Company’s reported results for the three month period ended April 29, 2006 include sales and earnings from Crosstown Traders, Inc.

Three Months Ended April 29, 2006
For the three months ended April 29, 2006, net income increased 7% to a record $32.1 million or $0.24 per diluted share. For the corresponding period ended April 30, 2005, net income was $30.0 million or $0.23 per diluted share. The increase in net income is primarily attributable to increases in gross margin for the Company’s retail stores segment. In addition, the current quarter includes pre-opening operating expenses of approximately $2.2 million pretax ($1.4 million after tax or $0.01 per diluted share) related to the Company’s opening of Lane Bryant Outlet™ stores during the second quarter of this year.

Net sales for the three months ended April 29, 2006 increased 22% to $734.9 million, compared to sales of $603.4 million for the three months ended April 30, 2005. Net sales for the Company’s direct-to-consumer segment were $107.4 million. Net sales for the Company’s retail stores segment increased 4% to $627.5 million. Consolidated comparable store sales for the Company’s retail store brands increased 1% during the three months ended April 29, 2006.

Comparable store sales by retail store brand for the thirteen weeks ended April 29, 2006, were:

Lane Bryant Stores	2%
Fashion Bug Stores	(1%)
Catherines Stores	5%
Total Retail Store Brands	1%

Commenting on sales and earnings, Dorrit J. Bern, Chairman, Chief Executive Officer and President of Charming Shoppes, Inc., said, “We are pleased to report sales and earnings increases for our first quarter, over a very strong first quarter last year. Comparable store sales increases and improvement in our gross margins at our Catherines and Lane Bryant brands contributed to an overall increase in gross margin at our retail stores segment.”

The Company’s consolidated gross margin for the quarter ended April 29, 2006 decreased, as a percent of sales, as a result of the inclusion of the Company’s catalog operations. The Company records catalog advertising expenses and fulfillment costs, significant expense categories for catalog operators, in Cost of Goods Sold. This generates a gross margin which is typically lower for the Company’s catalog segment than for the retail stores segment, and results in the year over year decline in the consolidated gross margin for the quarter.

Outlook for the Second Quarter ending July 29, 2006
For the second quarter ending July 29, 2006, the Company projects diluted earnings per share in the range of $0.24 - $0.25. This projection assumes total sales in a range of $760 to $765 million and a consolidated comparable store sales increase of low single digits for the Company’s retail stores segment. For the corresponding period ended July 30, 2005, which included record net income for the second quarter, diluted earnings per share was $0.30.

As announced on December 8, 2005, the Company plans to open approximately 75 Lane Bryant Outlet stores during July and August 2006. The agreement to assume the leases on these store locations was effective April 1, 2006. As of that date, the Company began expensing occupancy and other pre-opening operating expenses of approximately $8.5 million pretax ($5.4 million after tax or $0.04 per diluted share). Of these pre-opening operating expenses, approximately $2.2 million pretax ($1.4 million after tax or $0.01 per diluted share) is included in the Company’s reported first quarter ended April 29, 2006. The remainder of approximately $6.3 million pretax ($4.0 million after tax or $0.03 per diluted share) represents the Company’s estimated pre-opening operating expenses for the second quarter ending July 29, 2006.

Outlook for the Second Half ending February 3, 2007
For the second half ending February 3, 2007, the Company projects diluted earnings per share in the range of $0.33 - $0.34. This includes projections for diluted earnings per share of approximately $0.13 for the third quarter ending October 28, 2006 and approximately $0.20 for the fourth quarter ending February 3, 2007. These projections assume consolidated comparable store sales increases of low single digits for the Company’s retail stores segment. For the corresponding periods ended October 29, 2005 and January 28, 2006, diluted earnings per share were $0.09 and $0.15, respectively.

Reaffirmed Outlook for the Fiscal Year ending February 3, 2007
For the fiscal year ending February 3, 2007, the Company has reaffirmed its projection for diluted earnings per share in the range of $0.81 - $0.83, compared to diluted earnings per share of $0.76 for the corresponding period ended January 28, 2006. This includes an updated projection for Depreciation and Amortization (D&A), which is projected in a range of $95 - $100 million for fiscal year 2007.

Charming Shoppes, Inc. will host its first quarter earnings conference call today at 9:15 am Eastern time. To listen to the conference call, please dial 877-407-8293 approximately 10 minutes prior to the scheduled event. The conference call will also be simulcast at http://phx.corporate-ir.net/phoenix.zhtml?c=106124&p=irol-audioArchives. The general public is invited to listen to the conference call via the webcast or the dial-in telephone number.

This press release, a transcript of prepared conference call remarks, and certain other financial and statistical information will be available, prior to today’s conference call, on the Company’s corporate website, at http://phx.corporate-ir.net/phoenix.zhtml?c=106124&p=irol-audioArchives. An audio rebroadcast of the conference call will be accessible at http://phx.corporate-ir.net/phoenix.zhtml?c=106124&p=irol-audioArchives, following the live conference.

The conference call will be recorded on behalf of Charming Shoppes, Inc. and consists of copyrighted material. It may not be re-recorded, reproduced, transmitted or rebroadcast, in whole or in part, without the Company's express written permission. Accessing this call or the rebroadcast represents consent to these terms and conditions. Participation in this call serves as consent to having any comments or statements made appear on any transcript, broadcast or rebroadcast of this call.

At April 29, 2006, Charming Shoppes, Inc. operated 2,241 retail stores in 48 states under the names LANE BRYANT®, FASHION BUG®, FASHION BUG PLUS®, and CATHERINES PLUS SIZES®. Additionally, apparel, accessories, footwear and gift catalogs, including the following titles, are operated by Charming Shoppes’ Crosstown Traders: Old Pueblo Traders, Bedford Fair, Willow Ridge, Lew Magram, Brownstone Studio, Regalia, Intimate Appeal, Monterey Bay Clothing Company, Coward Shoe and Figi's. During the thirteen weeks ended April 29, 2006 the Company opened 13, relocated 17, and closed 8 retail stores.  The Company ended the period with 1,023 Fashion Bug and Fashion Bug Plus stores, 752 Lane Bryant stores, 466 Catherines Plus Sizes stores, and approximately 15,354,000 square feet of leased space. Additionally, Crosstown Traders operates 3 outlet stores. Please visit www.charmingshoppes.com for additional information about Charming Shoppes, Inc.

This press release contains and the Company’s conference call will contain certain forward-looking statements concerning the Company's operations, performance, and financial condition. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those indicated. Such risks and uncertainties may include, but are not limited to: failure to implement the Company’s business plan for entry into the outlet store distribution channel, the failure to implement the Company’s business plan for increased profitability and growth in the Company’s retail stores and direct-to-consumer segments, the failure to successfully implement the Company’s expansion of Cacique through new store formats, the failure to successfully implement the Company’s integration of operations of, and the business plan for, Crosstown Traders, Inc., adverse changes in costs vital to catalog operations, such as postage, paper and acquisition of prospects, declining response rates to catalog offerings, failure to maintain efficient and uninterrupted order-taking and fulfillment in our direct-to-consumer business, changes in or miscalculation of fashion trends, extreme or unseasonable weather conditions, economic downturns, escalation of energy costs, a weakness in overall consumer demand, failure to find suitable store locations, the ability to hire and train associates, trade and security restrictions and political or financial instability in countries where goods are manufactured, the interruption of merchandise flow from its centralized distribution facilities, competitive pressures, and the adverse effects of natural disasters, war, acts of terrorism or threats of either, or other armed conflict, on the United States and international economies. These, and other risks and uncertainties, are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2006 and other Company filings with the Securities and Exchange Commission. Charming Shoppes assumes no duty to update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

CONTACT:	Gayle M. Coolick
Director of Investor Relations
215-638-6955

CHARMING SHOPPES, INC.
(Unaudited)

		1st Quarter		1st Quarter
		Ended		Ended
	Percent	Apr. 29	Percent	Apr. 30	Percent
(in thousands, except per share amounts)	Change	2006	of Sales(a)	2005(b)	of Sales(a)
Net sales	21.8%	$734,922	100.0%	$603,353	100.0%

Cost of goods sold, buying, catalog, and occupancy	23.6	499,191	67.9	403,922	66.9
Selling, general, and administrative	21.4	183,232	24.9	150,938	25.0
Total operating expenses	23.0	682,423	92.9	554,860	92.0

Income from operations	8.3	52,499	7.1	48,493	8.0

Other income, principally interest (c)	(45.0)	1,548	0.2	2,815	0.5
Interest expense	5.1	(4,124)	(0.6)	(3,925)	(0.7)

Income before income taxes	5.4	49,923	6.8	47,383	7.9
Income tax provision	2.5	17,800	2.4	17,366	2.9
Net income	7.0%	$32,123	4.4%	$30,017	5.0%

Basic net income per share		$0.26		$0.25
Weighted average shares outstanding		121,813		118,984

Net income per share, assuming dilution		$0.24		$0.23
Weighted average shares and equivalents outstanding		139,427		135,743

(a) Results do not add due to rounding.
(b) Certain prior year amounts have been reclassified to conform to the current-year presentation.
(c) Principally interest income and during the first quarter of Fiscal 2006, the Company recognized a $1.2 million gain from the sale of capital assets.

CHARMING SHOPPES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	April 29,	January 28,
(Dollars in thousands, except share amounts)	2006	2006
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$154,762	$130,132
Available-for-sale securities	11,807	20,150
Accounts receivable, net of allowances of $6,903 and $6,588	8,485	38,603
Investment in asset-backed securities	69,116	66,828
Merchandise inventories	448,653	376,409
Deferred advertising	21,544	20,591
Deferred taxes	13,738	13,848
Prepayments and other	100,079	89,245
Total current assets	828,184	755,806

Property, equipment, and leasehold improvements - at cost	902,878	888,481
Less accumulated depreciation and amortization	536,231	525,882
Net property, equipment, and leasehold improvements	366,647	362,599

Trademarks and other intangible assets	250,590	250,074
Goodwill	154,014	154,553
Other assets	49,401	43,963
Total assets	$1,648,836	$1,566,995

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$40,000	$50,000
Accounts payable	182,956	133,236
Accrued expenses	202,421	217,421
Income taxes payable	18,109	1,743
Current portion - long-term debt	13,720	14,765
Total current liabilities	457,206	417,165

Deferred taxes	43,383	45,046
Other non-current liabilities	105,706	98,457
Long-term debt	189,258	191,979

Stockholders’ equity
Common Stock $.10 par value:
Authorized - 300,000,000 shares
Issued - 134,554,302 shares and 133,954,852 shares	13,455	13,395
Additional paid-in capital	267,826	261,077
Treasury stock at cost - 12,265,993 shares	(84,136)	(84,136)
Accumulated other comprehensive loss	0	(3)
Retained earnings	656,138	624,015
Total stockholders’ equity	853,283	814,348
Total liabilities and stockholders’ equity	$1,648,836	$1,566,995

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Amounts are preliminary and subject to reclassifications and adjustments.

CHARMING SHOPPES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Thirteen Weeks Ended
	April 29,	April 30,
(In thousands)	2006	2005

Operating activities
Net income	$32,123	$30,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,541	18,728
Deferred income taxes	(1,635)	151
Stock-based compensation	2,551	1,226
Excess tax benefits related to stock-based compensation	(2,035)	546
Net (gain)/loss from disposition of capital assets	353	(873)
Net gain from securitization activities	(152)	(816)
Changes in operating assets and liabilities:
Accounts receivable	30,118	0
Merchandise inventories	(72,244)	(62,674)
Accounts payable	49,720	43,962
Deferred advertising	(953)	0
Prepayments and other	(10,834)	(4,530)
Income taxes payable	18,401	3,942
Accrued expenses and other	(7,132)	6,036
Net cash provided by operating activities	58,822	35,715

Investing activities
Investment in capital assets	(23,854)	(17,697)
Proceeds from sales of capital assets	0	1,923
Gross purchases of securities	(3,251)	(31,725)
Proceeds from sales of securities	9,463	0
Purchase of Catherines receivables portfolio	0	(56,582)
Securitization of Catherines receivables portfolio	0	56,582
Increase in other assets	(7,042)	(2,272)
Net cash used by investing activities	(24,684)	(49,771)

Financing activities
Proceeds from short-term borrowings	96,418	67,262
Repayments of short-term borrowings	(106,418)	(67,262)
Repayments of long-term borrowings	(3,766)	(4,380)
Excess tax benefits related to stock-based compensation	2,035	0
Proceeds from issuance of common stock	2,223	188
Net cash provided/(used) by financing activities	(9,508)	(4,192)

Increase (decrease) in cash and cash equivalents	24,630	(18,248)
Cash and cash equivalents, beginning of period	130,132	273,049
Cash and cash equivalents, end of period	$154,762	$254,801

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Amounts are preliminary and subject to reclassifications and adjustments.